WILLIAMS LAW GROUP, P.A.

2503 W. Gardner Ct.

Tampa FL 33611

Phone:  813-831-9348

Fax:  813-832-5284

September 23, 2005

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Re: Sputnik, Inc.

Registration Statement on Form SB-2

Amendment No. 1.

File No. 333-126158

Dear Mr. Kluck:

On behalf of Sputnik, Inc., set forth below are the responses to comments 70-74:

Note 6 - Common Stock Agreements (changed to "Equity")

70.  Please see revision to Note 6.

71.  As a result of the restatement, the statements of stockholders' deficit have been revised.  There are 4,367 shares issued for cash of $131 in 2003.  These shares were sold to independent contractors.  There are also 2,321,677 shares issued to independent contractors (2,250,000 shares) and third parties (76,044 shares) for services rendered.  The price used for the valuation of these shares was $0.03 per share, which is consistent with the price of the shares sold during 2003.  The shares issued to the non-employees have been recorded at fair value in accordance with EITF 96-18.

June 31, 2005 and 2004 Interim financial statements

General

72.  The interim financial statements have been revised to reflect changes made to the December 31, 2004 financial statements.

Note 2 - Common Stock (changed to "Equity")

73.  The 810,000 shares were sold to investors at $0.10 per share in January 2005.  However, the shares were not issued until May 2005.  Please see revised financial statements and related notes.

Note 4 - Subsequent event

74.  The issuance of the warrant was contingent upon certain events that never transpired, and thus the warrant was never issued.

These appear to have been inadvertently dropped during the edgarization process.

Thank you for your consideration.

Sincerely,

/s/ Michael T. Williams, Esq.

Michael T. Williams, Esq.